Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-219926

Stifel Financial Corp.

$200,000,000

5.20% Senior Notes due 2047

Term Sheet

September 27, 2017

Issuer:	Stifel Financial Corp. (NYSE: SF)

Title of Security:	5.20% Senior Notes due 2047

Type of Offering:	SEC Registered

Principal Amount:	$200,000,000

Over-allotment Option:	$30,000,000

Trade Date:	September 27, 2017

Settlement Date (T+5):	October 4, 2017

Maturity Date:	October 15, 2047

Optional Redemption:	Par call on or after October 15, 2022

Expected Ratings:	BBB- by Standard & Poor’s Ratings Group BBB by Fitch Ratings, Inc.

Coupon:	5.20%

Interest Payment Dates:	Each January 15, April 15, July 15 and October 15

Record Dates:	Each January 1, April 1, July 1 and October 1

First Interest Payment Date:	January 15, 2018

Price to Public:	$25.00 per Security

Underwriters’ Discount:	$0.7875 per Security

Price to Issuer:	$24.2125

Proceeds, Before Expenses:	$193,700,000

CUSIP / ISIN:	860630 607 / US8606306079

Proposed Listing:	NYSE—SFB

Joint-Book-Running Managers:	Keefe, Bruyette & Woods, Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Stifel Financial Corp. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Stifel Financial Corp. has filed with the SEC for more complete information about Stifel Financial Corp. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Keefe, Bruyette & Woods, Inc. toll-free at 1-800-966-1559, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

It is expected that the delivery of the securities will be made on or about the closing date specified on the cover page of this prospectus supplement, which will be the 5th business day following the date of the pricing of the securities (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the securities initially will settle in T+5, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

This pricing term sheet supplements the preliminary prospectus supplement issued by Stifel Financial Corp. on September 27, 2017 relating to its prospectus dated August 17, 2017.